SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 18, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on May 18, 2023.

Autonomous City of Buenos Aires, May 18, 2023.

To

Comisión Nacional de Valores

Bolsas y Mercados Argentinos

Mercado Abierto Electrónico

Re.: Relevant Event

Dear Sirs,

I write to you in my capacity as Head of the Market Relations at Banco Macro S.A. (the “Bank”), in order to inform that, in line with the commercial strategy, the Bank has acquired from Inversora Juramento S.A. shares of the company Comercio Interior S.A. (hereinafter referred to as the “Corporation”), representing 100% (one hundred percent) of the capital stock and votes of the Corporation (the “Shares”), and therefore, the Bank shall become the Corporation’s sole shareholder. The Corporation is registered with the Comisión Nacional de Valores (Argentine Securities Exchange Commission) as Agente de Liquidación y Compensación Propio (Broker) under Number 303 and as Agente de Colocación y Distribución Integral (Placement and Comprehensive Trading Agent) under Number 170.

Be advised that the transaction informed herein does not involve, for Banco Macro S.A., a “significant amount” under the terms of Section 72 of the Argentine Capital Market Act. No. 26831.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 18, 2023

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer